SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment#2

Under the Securities and Exchange Act of 1934

Macom Technology Solutions Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55405Y100

(CUSIP Number)

November 30, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 55405Y100

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ameriprise Financial, Inc. IRS No. 13-3180631
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 3,748,219
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 3,797,308

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,797,308
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.82%
12)	Type of Reporting Person HC

CUSIP NO. 55405Y100

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Management Investment Advisers, LLC IRS No. 41-1533211
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 2,313,682
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 2,324,182

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,324,182
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 3.57%
12)	Type of Reporting Person IA

CUSIP NO. 55405Y100

1)	Name of Reporting Person Ameriprise International Holdings GmbH
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,434,537
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,473,114

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,114
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 2.26%
12)	Type of Reporting Person FI

CUSIP NO. 55405Y100

1)	Name of Reporting Person Threadneedle Asset Management Holdings Sarl
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,434,537
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,473,114

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,114
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 2.26%
12)	Type of Reporting Person FI

CUSIP NO. 55405Y100

1)	Name of Reporting Person Threadneedle Holdings Limited
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,434,537
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,473,114

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,114
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 2.26%
12)	Type of Reporting Person FI

CUSIP NO. 55405Y100

1)	Name of Reporting Person TAM UK Holdings Limited
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,434,537
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,473,114

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,114
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 2.26%
12)	Type of Reporting Person FI

CUSIP NO. 55405Y100

1)	Name of Reporting Person Threadneedle Asset Management Holdings Limited
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,434,537
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,473,114

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,114
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 2.26%
12)	Type of Reporting Person FI

CUSIP NO. 55405Y100

1)	Name of Reporting Person TC Financing Ltd
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,434,537
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,473,114

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,114
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 2.26%
12)	Type of Reporting Person FI

CUSIP NO. 55405Y100

1)	Name of Reporting Person Threadneedle Asset Management Limited
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

  *   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,434,537
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,473,114

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,114
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 2.26%
12)	Type of Reporting Person FI

1(a)	Name of Issuer:	Macom Technology Solutions Holdings, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:	100 Chelmsford Street
Lowell, MA 01851

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment Advisers, LLC (“CMIA”)
(c) Ameriprise International Holdings GmbH (“AIHG”)
(d) Threadneedle Asset Management Holdings Sarl (“TAMH”)
(e) Threadneedle Holdings Limited (“THL”)
(f) TAM UK Holdings Limited (“TUHL”)
(g) Threadneedle Asset Management Holdings Limited (“TAMHL”)
(h) TC Financing Ltd (“TCFL”)
(i) Threadneedle Asset Management Limited (“TAML”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 225 Franklin St. Boston, MA 02110
(c) Lambrigger Treuhand AG, Industriestrasse 49, 6300 Zug, Switzerland
(d) 19 rue de Bitbourg, Luxembourg, 1273
(e) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(f) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(g) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(h) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(i) Cannon Place, 78 Cannon Street, London, EC4N 6AG

2(c)	Citizenship:	(a) Delaware
(b) Minnesota
(c) Switzerland
(d) Luxembourg
(e) England and Wales
(f) England and Wales
(g) England and Wales
(h) England and Wales
(i) England and Wales

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	55405Y100

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(c) Ameriprise International Holdings GmbH

A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(d) Threadneedle Asset Management Holdings Sarl

A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(e) Threadneedle Holdings Limited

A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(f) TAM UK Holdings Limited

A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(g) Threadneedle Asset Management Holdings Limited

A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(h) TC Financing Ltd

A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(i) Threadneedle Asset Management Limited

A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of CMIA, AIHG, TAMH, THL, TUHL, TAMHL, TCFL and TAML, may be deemed to beneficially own the shares reported herein by those reporting persons. Accordingly, the shares reported herein by AFI include those shares separately reported herein by those reporting persons.

Each of AFI, CMIA, AIHG, TAMH, THL, TUHL, TAMHL, TCFL and TAML disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2018

Ameriprise Financial, Inc.

By:	Amy K. Johnson
Name: Amy K. Johnson
Title: Senior Vice President and Chief Operating Officer-Asset Management

Columbia Management Investment Advisers, LLC

By:	Amy K. Johnson
Name: Amy K. Johnson
Title: Managing Director and Global Head of Operations

Ameriprise International Holdings GmbH

By:	/s/ David H. Weiser
Name: David H. Weiser
Title: Director

Threadneedle Asset Management Holdings Sarl

By:	/s/ William F. Truscott
Name: William F. Truscott
Title: Chairman

Threadneedle Holdings Limited

By:	/s/ Peter Stone
Name: Peter Stone
Title: Head of Finance, EMEA

TAM UK Holdings Limited

By:	/s/ Peter Stone
Name: Peter Stone
Title: Head of Finance, EMEA

Threadneedle Asset Management Holdings Limited

By:	/s/ Alex T. Ollier
Name: Alex T. Ollier
Title: Co-Head of Legal, EMEA

TC Financing Ltd

By:	/s/ Peter Stone
Name: Peter Stone
Title: Head of Finance, EMEA

Threadneedle Asset Management Limited

By:	/s/ Alex T. Ollier
Name: Alex T. Ollier
Title: Co-Head of Legal, EMEA

Contact Information
Mark D. Braley
Vice President
Head of Reporting and Data Management Global Operations and Investor Services
Telephone: (617) 747-0663

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement